UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the months of: September 2026

Commission File Number: 001-41817

VS MEDIA Holdings Ltd.
(Translation of registrant’s name into English)

Eng Yong Julius Toh, Chief Executive Officer

3 International Business Park #03-29

Nordic European Centre

Singapore, 609927

Telephone: +65 6518 4887

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

VS MEDIA Holdings Ltd. (the “Company”) is furnishing this Amendment No. 1 on Form 6-K/A (this “Form 6-K/A”) to amend and restate its Report on Form 6-K furnished to the Securities and Exchange Commission on September 23, 2026 (the “Original Form 6-K”). The purpose of this Form 6-K/A is solely to supplement certain disclosures. This Form 6-K/A amends and restates the Original Form 6-K in its entirety as set forth below.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Members and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VS MEDIA HOLDINGS LIMITED
(Registrant)

Date: September 24, 2026	/s/ Eng Yong Julius Toh
	Name:	Eng Yong Julius Toh
	Title:	Chief Executive Officer